NWT Uranium Corp.
70 York Street
Suite 1102
Toronto, Ontario
M5J 1S9 Canada.

October 21, 2009

Mr. Mark C. Shannon
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Dear Mark C. Shannon,

NWT Uranium Corp acknowledge the receipt of the letter dated September 25, 2009 signed by yourself on behalf of the United States Securities and Exchange Commission and will respond by November 30, 2009.

Thank you,

/s/ Raphael Danon
Raphael Danon
Chief Financial Officer
NWT Uranium Corp.